Mail Stop 3561

May 21, 2009

Neil S. Wechsler
Co-Chairman and Chief Executive Officer
Optimal Group Inc.
3500 de Maisonneuve Blvd. West, Suite 800
Montreal, Quebec
Canada, H3Z 3C1

      Re: **Optimal Group Inc.**
           Preliminary Proxy Statement on Schedule 14A
           Filed April 24, 2009
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed March 13, 2009
           File No. 0-28572

Dear Mr. Wechsler:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 16</u>

1. Please revise so that the compensation discussion and analysis appears before the compensation tables. Refer to Section II.B.1 of SEC Release 33-8732A.

<u>Share Ownership of Directors, Executive Officers and Principal Shareholders, page 18</u>

2. We note that you have left the date of ownership in the first paragraph and the ownership percentages in your chart blank. Please update your disclosures to provide dates and percentage of ownership.

3. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by William Blair & Company. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web site, www.sec.gov.

<u>Proposal No. 4 – Special Resolution of Shareholders Consolidating the Shares, page 22</u>

<u>Reduced shareholder transaction cost, page 23</u>

4. We note your disclosure "The share consolidation is not intended as, and not a part of or first step in, a 'going private' transaction pursuant to Rule 13e-3 under the Exchange Act." Please revise to specifically state, if true, that you have no plans, proposals, or arrangements at this time, written or otherwise, to engage in a "going private" transaction pursuant to Rule 13e-3.

<u>Effect on Authorized but Unissued Shares of Class "A" Shares, page 24</u>

5. Please augment your disclosure to disclose that increasing the proportion of authorized but unissued shares of Class "A" shares could have the effect of delaying or preventing a change of control of you or management. Refer to SEC Release 34-15230.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>Management's Report on Internal Control Over Financial Reporting, page 102</u>

6. We note your disclosure "Other than with respect to the acquisition of Sablon Distribution and Think Tank Toys, no changes in our internal control over financial reporting occurred during our last fiscal quarter that have materially affected, or are likely to materially affect, our internal control over financial reporting." Please revise your disclosure to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during

> this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Certain Relationships and Related Transactions, and Director Independence, page 116

7. We note your disclosure that "Our Board of Directors has not adopted a formal policy pertaining to the review, approval and ratification of related party transactions," however, it is not clear how transactions are reviewed and approved. Please revise your disclosure to describe how you review, approval, or ratify related person transactions. See Item 404(b) of Regulation S-K. Please also explain why you have not adopted a formal policy.

Exhibits 31.1 and 31.2

8. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. Specifically, in paragraphs 2 and 3 you refer to "annual report" rather than "report."

9. We note that your certifications are dated as of March 13, 2008. Please date your certifications as of the filing date for your amendment.

******

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jason J. Comerford, Esq.
        Osler, Hoskin & Harcourt LLP